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                                                                   Exhibit 99.43


November 2, 2005

To:     Shareholders of Transition Therapeutics Inc.

And To: British Columbia Securities Commission
        Alberta Securities Commission
        Saskatchewan Financial Services Commission,
           Securities Division
        Ontario Securities Commission
        Autorite des marches financiers

Dear Sirs:

Re: Notice of Change of Auditors

     Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") adopted by Canadian Securities Administrators regarding, among other matters, the change of auditor of a reporting issuer, we are writing to advise you of certain developments regarding the auditors of Transition Therapeutics Inc. (the "CORPORATION").

     We advise and confirm that:

     (a) on November 1, 2005, the board of directors of the Corporation passed a resolution that Ernst & Young LLP not be proposed for reappointment as the Corporation's auditors at the annual meeting of the shareholders to be held on December 12, 2005 and that PricewatershouseCoopers LLP be proposed for appointment as the new auditors of the Corporation;

     (b) there have been no reservations contained in the audit reports of Ernst & Young LLP on the consolidated balance sheet of the Corporation as at June 30, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years then ended; and

     (c) there have been no reportable events (disagreements, unresolved issues or consultations as described in National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators ("NI 51-102")) in connection with the audit by Ernst & Young LLP of the Corporation's financial statements as described above.

     As required under NI 51-102, we attach to this letter the comments of Ernst & Young LLP and the comments of PricewaterhouseCoopers LLP.

Yours very truly,

Transition Therapeutics Inc.

/s/ Elie Farah
Elie Farah
Chief Financial Officer

C.C. Ernst & Young LLP
     PricewatershouseCoopers LLP

             101 College Street, Suite 220, Toronto, Ontario M5G 1L7
                    T. 416.260.7770 o F 416.260.2886 Email.
     info@transitiontherapeutics.com - Web. www.transitiontherapeutics.com